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                                                               OMB Approval
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                                                     OMB Number:       3235-0145
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                  ABIOMED, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   003654 10 0
             -------------------------------------------------------
                                 (CUSIP Number)

        PETER WIRTH, ESQ.                           MAUREEN P. MANNING, ESQ.
        GENZYME CORPORATION                         PALMER & DODGE LLP
        ONE KENDALL SQUARE                          ONE BEACON STREET
        CAMBRIDGE, MA 02139                         BOSTON, MA 02108
        (617) 252-7500                              (617) 573-0100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  JULY 14, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                 SEC 1746(12-91)

                               Page 1 of 33 Pages

                                  SCHEDULE 13D

-------------------------                                       ----------------
CUSIP NO.                                                       PAGE  2  OF  33
         ----------------                                            ---    ---
                                                                PAGES
-------------------------                                       ----------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      GENZYME CORPORATION (IRS IDENTIFICATION NO.: 06-1047163)
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP                 (a) [ ]
                                                                         (b) [ ]
      N/A
--------------------------------------------------------------------------------
  3   SEC USE ONLY


--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)[ ]

      N/A
--------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      MASSACHUSETTS
--------------------------------------------------------------------------------
     NUMBER OF SHARES      7   SOLE VOTING POWER
    BENEFICIALLY OWNED
     BY EACH REPORTING         1,153,846
        PERSON WITH
                         -------------------------------------------------------
                           8   SHARED VOTING POWER

                               0
                         -------------------------------------------------------
                           9   SOLE DISPOSITIVE POWER

                               1,153,846
                         -------------------------------------------------------
                          10   SHARED DISPOSITIVE POWER

                               0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,153,846
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

      N/A
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

      14.0%
--------------------------------------------------------------------------------
  14  TYPE OR REPORT PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, $0.01 par value per share ("Common Stock"), of ABIOMED, Inc. ("ABIOMED").

         The principal executive offices of ABIOMED are located at 33 Cherry Hill Drive, Danvers, Massachusetts 01923.

ITEM 2.  IDENTITY AND BACKGROUND.

         The person filing this statement is Genzyme Corporation ("Genzyme"), a Massachusetts corporation. Genzyme is a publicly-held, diversified human health care products company with its principal place of business and principal office located at One Kendall Square, Cambridge, Massachusetts 02139.

         Set forth in Exhibit B to this Schedule 13D and incorporated herein by reference is the following information with respect to each director and executive officer of Genzyme: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

         During the last five years, neither Genzyme nor any of its directors or executive officers has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On July 14, 1997, ABIOMED and Genzyme entered into a Common Stock Purchase Agreement whereby Genzyme purchased 1,153,846 shares (the "Shares") of Common Stock for a purchase price of $14,999,998. The funds used in making the purchase came from Genzyme's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         Genzyme has acquired the Shares for its own account for investment purposes. Under the terms of the Common Stock Purchase Agreement, a copy of which is filed herewith as Exhibit A, Genzyme has agreed that, among other things, neither it nor its affiliates will, without the prior consent of ABIOMED, acquire additional ABIOMED voting securities (except for the grant to Henri A. Termeer, the President and Chief Executive Officer of Genzyme, of shares of Common Stock or options to acquire shares of Common Stock in connection with Mr. Termeer's service as a director of ABIOMED), solicit proxies with respect to ABIOMED voting securities or participate in any election contest relating to the election of ABIOMED directors. Genzyme has also agreed to take such action as may be required so that all ABIOMED voting securities held by it or its affiliates will be voted in the same proportion as votes cast by other ABIOMED stockholders or, in Genzyme's discretion, in accordance with the recommendations of ABIOMED's Board of Directors. These "standstill" restrictions will terminate on July 14,

                               Page 3 of 33 Pages

2002 and will be suspended under certain circumstances set forth in the Common Stock Purchase Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Genzyme beneficially owns 1,153,846 shares of Common Stock, which represents approximately 14.0% of the outstanding shares of such class of securities. Mr. Termeer beneficially owns 25,400 shares of Common Stock, including 25,000 shares subject to currently exercisable stock options.

         (b) See the responses to lines (7), (8), (9), and (10) on page 2 hereof.

         (c) The shares referred to in Item 5(a) were purchased pursuant to the Common Stock Purchase Agreement in a private placement at a price of $13.00 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See the response to Items 3 and 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Common Stock Purchase Agreement.  Filed herewith.

         Exhibit B - Directors and Executive Officers of Genzyme Corporation.
                     Filed herewith.



                               Page 4 of 33 Pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 18, 1997                 GENZYME CORPORATION



                                    By: /s/ Peter Wirth
                                        ----------------------------------------
                                        Peter Wirth
                                        Executive Vice President and Chief Legal
                                         Officer



                               Page 5 of 33 Pages

                                  EXHIBIT INDEX
                                  -------------

EXHIBIT                                                                    PAGE
NUMBER                   DESCRIPTION                                      NUMBER
-------                  -----------                                      ------


A               Common Stock Purchase Agreement between
                ABIOMED Inc. and Genzyme Corporation.                         8

B               Directors and Executive Officers of
                Genzyme Corporation.                                         32





                               Page 6 of 33 Pages